Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

Rite Aid Corporation issued to its stockholders the following letter regarding the pending merger with Albertsons Companies, Inc., which letter is also available at www.riteaid-albertsons.com.

Support Rite Aid’s Path Towards Value Creation By Voting To Approve Its Merger With Albertsons Dear Rite Aid Shareholder: On February 20, 2018, Rite Aid announced plans to merge with privately held Albertsons Companies (“Albertsons”) to create a new publicly traded leader in food, health and wellness. You are being asked to vote to approve this merger and show your support for the future of Rite Aid. The Rite Aid Board and management team are confident that the merger with Albertsons is the right combination, with the right partner, at the right time. This combination significantly enhances the company’s scale and diversifies its business. We also expect it will improve the company’s growth prospects, financial strength and ability to deliver compelling long-term value for shareholders and customers. In addition to ownership in a stronger, better-positioned company, Rite Aid shareholders will also share in the incremental benefits created by the $375 million in expected run-rate cost synergies and $3.6 billion of expected incremental revenue opportunities. In the face of a consolidating and evolving marketplace, we have worked hard to defend and improve our competitive position. This merger accelerates those efforts by transforming our business strategically and financially and providing shareholders with the opportunity to realize significant value anticipated from the combination. By strengthening the company’s geographic presence and local market leadership in existing markets, and creating new levers for growth through access to attractive new markets, we believe the transaction will enable Rite Aid to deliver more value to customers and shareholders. Accelerating Rite Aid’s Transformation For The Future VOTE THE ENCLOSED PROXY CARD TODAY

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Strategic Transformation

The combined company is expected to be a top five food and drug retailer with significantly improved scale and market position, as well as an enhanced ability to compete in the face of increasing competition, drug reimbursement rate pressure and consolidation.

CREATES A TOP 5 FOOD & DRUG RETAILER

Pro Forma LTM Revenue ($ billions)


$318
$186
$123
$112
$83
$72
$22
Walmart
CVS
Kroger
Walgreens
RITE AID
TARGET
RITE AID
4,640
9,760(2)
2,270
9,430(3)
4,310
1,700(4)
~2,530

Pharmacy Counters Nationwide (1)

COMBINATION HIGHLIGHTS

- **Differentiated leader** in Food, Health and Wellness with expected ~$83 billion in revenues and 40+ million customers per week
- **Unique opportunity** to drive loyalty among pharmacy and grocery customers
- **Best-in-class** omni-channel retail experience, strong loyalty program and compelling technology capabilities to build strong customer relationships
- **Increased local-market scale** to better compete in markets where scale matters, with highly recognizable brands
- **Strengthened presence** in key existing markets with #1 or #2 position in 66% of combined metropolitan markets

(1) Rite Aid data as of June 2, 2018. Data for other companies based on most recent 10-K filings or Wall Street equity research estimates.
(2) Includes 1,695 pharmacies within Target stores.
(3) Includes 1,932 pharmacies acquired from Rite Aid and pro forma for announced 600 store closures.
(4) Target pharmacies are operated by CVS and are also captured in CVS store count.

RITEAID-ALBERTSONS.COM Financial Transformation In addition to the strategic transformation, the merger is expected to transform Rite Aid’s pro forma financial profile in terms of scale, profitability, financial strength and growth: Increased Scale(1) ~4x expected increase in revenues from ~$22 billion to ~$83 billion Improved EBITDA(1) ~6x expected increase in Adjusted EBITDA from ~$645 million to ~$3.7 billion with higher margins Reduced Leverage Combined company leverage, including synergies, anticipated to be 3.9x, which is lower than current standalone Rite Aid leverage of 4.6x(2) Clear path to reducing leverage to less than 2.75x within 36 months after closing Substantial Estimated Merger Synergies $375 million in identified run-rate cost synergies expected by February 2022(3) $3.6 billion of expected incremental revenue opportunities(3) Strong And Diversified Cash Flow $1.9 billion FY18E combined free cash flow(4) from multiple revenue sources: Grocery (72%), Pharmacy (13%), Front End (8%) and PBM (8%) Attractive Growth Outlook (3 Year CAGR) Expected revenue growth of 3.5% – 4.5% Expected Adjusted EBITDA growth of 11% – 15% (1) On April 12, 2018, Rite Aid provided guidance for its FY ending February 2019. For further information about this guidance, including a reconciliation of the Adjusted EBITDA range to the net income (loss) range, see the Appendix to this letter or Rite Aid’s Form 8-K dated April 12, 2018. On April 11, 2018, Albertsons provided a financial outlook for FY ending February 2019. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the Appendix to this letter or Albertsons’ Form 8-K dated April 11, 2018. Adjusted EBITDA includes full expected run-rate cost synergies of $375 million. (2) Pro forma net debt as of June 1, 2018 excludes refinancing, transaction costs and $200mm potential cash consideration from cash election. (3) The company estimates there are associated one-time costs of $400mm related to achieving the cost synergies and $300mm for achieving the incremental revenue opportunities. (4) Defined as Adjusted EBITDA – Capex (excluding synergies). Expected amount based on fiscal year ending February

VOTE THE ENCLOSED PROXY CARD TODAY Market Commentators Agree On The Merits Of A Combination Enhanced Competitive Position Necessary Scale And Capabilities Preferred Strategic Option “We also think that the omni-channel platform makes the business more defensible against the potential threat of AMZN and retailers offering delivery services.” COWEN, MAY 15, 2018 “CVS and WBA will face a stronger competitor as opposed to a share donor as they have in recent years with RAD.” LEERINK, FEB 20, 2018 “We think this is a good option for the remaining pro forma RAD as it yields attractive synergies, makes the combined company a stronger regional player.” MIZUHO, FEB 20, 2018 “We believe the increased scale should provide additional leverage in negotiations with the supply chain…. allows the Rite Aid business to become part of a more diversified business … allows for a greater opportunity to reinvest cash flow into the store base. Further, we point to the ability to leverage a broader footprint in key markets as it relates to narrow/preferred network opportunities under EnvisionRx integrated PBM model.” J.P. MORGAN, FEB 21, 2018 “With 4,345 pharmacies post-close, the combined company will be better positioned, due to greater scale and broader geographic presence, to compete for preferred pharmacy networks. Additionally, the combination of RAD and ABC provides greater leverage in discussions with MCK, which could result in better and/or earlier relief in its drug purchasing costs.” COWEN, MAY 15, 2018 “...we view the deal as preferable for Rite Aid shareholders relative to the company pursuing a standalone strategy.” J.P. MORGAN, FEB 21, 2018 “We believe there is a low likelihood that others step in with a competing bid.” J.P. MORGAN, FEB 21, 2018 “We think the acquisition by ABS is the best outcome for RAD shareholders, given the challenges it was facing as a smaller, regional pharmacy player.” COWEN, MAY 15, 2018 “We do not expect any other bidders for RAD.” MIZUHO, FEB 20, 2018 Note: Permission to use analyst quotes not sought or granted.

RITEAID-ALBERTSONS.COM A Robust, Thorough Process Leading To The Right Combination At The Right Time Over the last few years, we have faced unprecedented challenges in our industry. Our management team and Board of Directors have worked hard to respond to these challenges with decisive action, including entering into the pending merger with Albertsons. Under the guidance of our highly engaged Board, over the past several years, we have had robust discussions, including with an extensive list of third parties, around a range of strategic options for Rite Aid. Based on these discussions and a thorough analysis of the growth opportunities this proposed combination presents for both companies, our Board ultimately determined this merger is the best path forward. Rite Aid conducted rigorous due diligence and engaged in extensive negotiations with Albertsons prior to entering into the merger agreement, the terms of which provide Rite Aid with the ability to entertain a superior proposal should one arise prior to the shareholder vote. Ultimately, Rite Aid, with the unanimous approval of our Board, agreed to terms for the merger that we believe will create significant value for you. Shareholders will benefit from the combined expertise of the Rite Aid and Albertsons management teams in leading the company. There will be significant Rite Aid representation on the combined Board which will include nine directors, with four appointed by Rite Aid, four appointed by Albertsons and one jointly designated by Rite Aid and Albertsons. There are also strong Rite Aid shareholder protections in place post-merger, including a standstill agreement with Cerberus, Albertsons’ largest shareholder, and agreements with all of Albertsons’ current significant shareholders which, among other things, provide for the orderly sale of such shareholders’ ownership in the combined company over time. Your vote is important, as a failure to vote will have the same effect as a vote AGAINST the merger proposal. In order to pass, the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock. No matter how many shares you own, we urge you to sign and return the enclosed proxy card and vote FOR the proposal to approve this highly compelling combination with Albertsons. You may also vote by phone or Internet by following the instructions on the enclosed proxy card. We hope you share our excitement for this transformational next chapter in Rite Aid’s history. We kindly ask you for your vote. Please vote the enclosed proxy today, either by Internet, phone or mail. If you have questions about how to vote your shares, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200 or at rad.info@morrowsodali.com. Thank you for your continued investment in and support of Rite Aid. Sincerely, John Standley CHAIRMAN AND CHIEF EXECUTIVE OFFICER Rite Aid Corporation Michael Regan LEAD INDEPENDENT DIRECTOR Rite Aid Corporation

VOTE THE ENCLOSED PROXY CARD TODAY We kindly ask you for your VOTE. Please vote the enclosed proxy today, either by Internet, phone or mail. have questions about how to vote your shares, please contact our proxy solicitor: (800) 662-5200 rad.info@morrowsodali.com

RITEAID-ALBERTSONS.COM Important Notice Regarding Forward-Looking Statements This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018. The pro forma financial information presented herein has not been prepared pursuant to Article 11 of Regulation S-X or reviewed by either company’s auditors. The pro forma financial information that is included in the definitive proxy statement/prospectus may be materially different from the pro forma information included herein, as such pro forma information does not include any potential synergies. The pro forma information included herein gives effect to certain synergies that Rite Aid and Albertsons do not expect to be realized in full until February 2022. Expected run-rate cost synergies and revenue opportunities have associated one-time costs of $400 million and $300 million, respectively. Additional Information and Where to Find It In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN. Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Measures This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA, free cash flow and net debt (collectively, the “Non-GAAP Measures”). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non- GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

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Rite Aid – Reconciliation of Net Loss to Adjusted EBITDA (FY Ending February 2019 Guidance)[1]

($ in millions)	FY Ending February 2019 Guidance Range	
	Low	**High**
Net loss	**($95)**	**($40)**
Adjustments:		
Interest expense	210	210
Income tax benefit	(15)	(10)
Depreciation and amortization	380	380
LIFO charge	35	35
Loss on debt retirements	15	15
Store closings and impairment charges	40	40
Other	45	45
Adjusted EBITDA	**$615**	**$675**

Albertsons – Reconciliation of Net Income to Adjusted EBITDA (Q4 and Full Year Ending February 2018)[2]

($ in millions)	Q4 Ending February 2018	Full Year Ending February 2018
Net income (loss)	**$388**	**$46**
Depreciation and amortization	436	1,898
Interest expense, net	196	875
Income tax benefit	(373)	(964)
EBITDA	**$647**	**$1,855**
Adjustments:		
Gain on interest rate and commodity hedges, net	(1)	(6)
Acquisition and integration costs[3]	56	218
Loss (gain) on debt extinguishment	0	(5)
Equity-based compensation expense	21	46
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(0)	67
Goodwill impairment	-	142
LIFO (benefit) expense	(21)	3
Facility closures and related transition costs[4]	1	12
Other[5]	8	65
Adjusted EBITDA	**$712**	**$2,398**

Albertsons – Reconciliation of Operating Income to Adjusted EBITDA (FY Ending February 2019)[2]

($ in millions)	FY Ending February 2019 Guidance Range	
	Low	**High**
Operating income	**$475**	**$550**
Adjustments:		
Depreciation and amortization	1,900	1,890
Acquisition and integration costs[6]	155	145
Equity-based compensation expense	45	40
Other adjustments[7]	105	95
Adjusted EBITDA	**$2,680**	**$2,720**

(1) Source: Rite Aid's Form 8-K dated April 12, 2018.
(2) Source: Albertsons Form 8-K dated April 11, 2018.
(3) Primarily includes costs related to acquisitions, integration of acquired businesses, expenses related to management fees paid in connection with acquisition and financing activities, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.
(4) Includes costs related to facility closures and the transition to our decentralized operating model.
(5) Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense in excess of cash contributions.
(6) Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid.
(7) Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties.